Filed by FXCM Inc.
Pursuant to Rule 425 under the
Securities Act of 1933

Subject Company: Gain Capital Holdings, Inc.
Commission File No.: 001-35008

Disclosure Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which reflect the current views of FXCM (“FXCM”) with respect to, among other things, its operations and financial performance for the future. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. FXCM believes these factors include but are not limited to evolving legal and regulatory requirements of the FX industry, the limited operating history of the FX industry, risks related to the protection of its proprietary technology, risks related to its dependence on FX market makers, market conditions , risks related to the proposed transaction involving FXCM and GAIN, which include, but are not limited to, the risks that the proposed transaction may not be completed; that, if completed, the businesses of FXCM and GAIN may not be combined successfully or that such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; that the expected synergies from the proposed transaction may not be fully realized or may take longer to realize than expected and those other risks described under “Risk Factors” as such factors may be updated from time to time in FXCM Inc.’s most recent annual report on Form 10-K, FXCM Inc.’s quarterly reports on Form 10-Q and other SEC filings, which are accessible on the SEC’s website at sec.gov.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this communication and in our other SEC filings. FXCM undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

Important Legal Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the business combination transaction with GAIN proposed by FXCM, which may become the subject of a registration statement filed with the SEC. This communication is not a substitute for any prospectus, proxy statement or any other document which FXCM may file with the SEC in connection with the proposed transaction. INVESTORS ARE URGED TO READ ANY SUCH DOCUMENTS REGARDING THE PROPOSED TRANSACTION THAT ARE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents would be available free of charge at the SEC’s website (http://www.sec.gov) or at FXCM’s website (http://www.fxcm.com ) by following the link to “Investor Relations” and then under the tab “Financial Information – SEC Filings”.

FXCM and its directors and executive officers may be deemed to be participants in any solicitation of proxies in respect of the proposed transaction with GAIN. Neither FXCM nor any of its directors or executive officers beneficially own any shares of common stock of GAIN. Additional information regarding FXCM’s directors and executive officers is available in FXCM’s proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 30, 2012. Other information regarding potential participants in any such proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

FXCM FAQS

Proposed Transaction

1.	What was announced today?
•	Today FXCM announced an offer to acquire GAIN Capital Holdings, Inc. (“GAIN”).
2.	What are the terms of your proposal?
•	The proposed transaction would give GAIN shareholder 0.3996 shares of FXCM common stock for each share of GAIN common stock. FXCM is also prepared to offer up to $50 million in cash consideration in lieu of FXCM common shares.
3.	What happens if there is an oversubscription for the $50 million in cash?
•	The exact mechanics of how this would work would be set forth in a definitive merger agreement.

Timing

4.	When do you anticipate this transaction will close?
•	We are not in a position at this time to address the overall timing of the transaction.
5.	Why are you pursuing this transaction now?
•	FXCM has consistently pursued a strategy to increase its scale through organic growth and selective acquisitions. We believe this acquisition provides an opportunity to increase our scale, strengthen the firm and provide value to shareholders of both FXCM and GAIN.

Synergies

6.	How does FXCM aim to achieve its projected synergies?
•	We encourage you to read our press release and the accompanying slide presentation, and ultimately our other SEC filings, for additional information about projected synergies.
7.	You are forecasting significant incremental EBITDA – where do you expect this to come from?
•	As described in our slide presentation, we believe the significant overlap in products, markets and regulatory entities between our two firms provides us with numerous potential areas where we can gain economies of scale and efficiencies. Our goal is to streamline the combined operations to deliver the same level of service at a reduced cost.

Regulatory Approvals

8.	Which regulators must approve this transaction?
•	As we indicated, we believe we will be able to obtain the requisite regulatory approvals. We will address the details in due course.

Integration

9.	GAIN uses a different business model than FXCM. Are you concerned about taking on this additional risk?
•	GAIN offers its clients principal model execution while FXCM’s clients predominantly use agency model execution. Since November of last year, FXCM has offered its new clients the opportunity to select either agency or principal model execution. We would expect to offer GAIN clients this same choice. We believe the addition of GAIN’s clients to our portfolio can be handled within the parameters of our risk management policies, as we disclose in our annual report.
10.	How do you plan to manage the additional risk?

•	FXCM’s risk management protocols are described in our annual report. We place a strong emphasis on management of risk. We will continue to adapt our risk management practices as necessary to meet changes to our business in the future, including the potential acquisition of GAIN.

11.	Does this change FXCM’s view towards agency model execution?
•	FXCM continues to believe that agency model execution is the best alternative for both its clients and itself. However, we recognize that certain clients prefer principal model execution and, therefore, we introduced a principal model execution option to our clients in November of 2012. The majority of our new clients continue to choose agency model execution. We expect to give GAIN clients the same option to choose between principal and agency model execution. Although we expect that over time most clients will migrate to the agency model, we presently believe offering choice gives clients the option to choose which model fits their current need best.
12.	Will GAIN’s clients have to convert to an agency model?
•	We would expect to offer GAIN’s clients the option of choosing between principal and agency model execution.
13.	How much attrition do you anticipate?
•	We cannot say at this time. FXCM has completed over a dozen acquisitions of clients in the past five years and we strive in our integration and transition efforts to minimize attrition.

Disclosure Regarding Forward-Looking Statements

This FAQ contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which reflect FXCM’s current views with respect to, among other things, its operations and financial performance for the future. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. FXCM believes these factors include but are not limited to evolving legal and regulatory requirements of the FX industry, the limited operating history of the FX industry, risks related to the protection of its proprietary technology, risks related to its dependence on FX market makers, market conditions , risks related to the proposed transaction involving FXCM and GAIN, which include, but are not limited to, the risks that the proposed transaction may not be completed; that, if completed, the businesses of FXCM and GAIN may not be combined successfully or that such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; that the expected synergies from the proposed transaction may not be fully realized or may take longer to realize than expected and those other risks described under “Risk Factors” as such factors may be updated from time to time in FXCM Inc.’s most recent annual report on Form 10-K, FXCM Inc.’s quarterly reports on Form 10-Q and other SEC filings, which are accessible on the SEC’s website at sec.gov.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this FAQ and in our SEC filings. FXCM undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

Important Legal Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the business combination transaction with GAIN proposed by FXCM, which may become the subject of a registration statement filed with the SEC. This communication is not a substitute for any prospectus, proxy statement or any other document which FXCM may file with the SEC in connection with the proposed transaction. INVESTORS ARE URGED TO READ ANY SUCH DOCUMENTS REGARDING THE PROPOSED TRANSACTION THAT ARE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents would be available free of charge at the SEC’s website (http://www.sec.gov) or at FXCM’s website (http://www.fxcm.com ) by following the link to “Investor Relations” and then under the tab “Financial Information – SEC Filings”.

FXCM and its directors and executive officers may be deemed to be participants in any solicitation of proxies in respect of the proposed transaction with GAIN. Neither FXCM nor any of its directors or executive officers beneficially own any shares of common stock of GAIN. Additional information regarding FXCM’s directors and executive officers is available in FXCM’s proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 30, 2012. Other information regarding potential participants in any such proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.